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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ruth’s Hospitality Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 10 Pages

CUSIP No. 783332109	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS: Madison Dearborn Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 783332109	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS: Madison Dearborn Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 783332109	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON: Madison Dearborn Special Equity III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (entities only): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
10	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 783332109	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON: Special Advisors Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0
12	TYPE OF REPORTING PERSON (See Instructions): 00

CUSIP No. 783332109	13G	Page 6 of 10 Pages

Item 1(a)	Name of Issuer:

Ruth’s Hospitality Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

400 International Parkway, Heathrow, Florida 32746

Item 2(a)	Name of Person Filing:

This Amendment No. 2 to Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Madison Dearborn Partners III, L.P., Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC, or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2006, a copy of which was attached as Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2006, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

Item 2(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01 per share.

Item 2(e)	CUSIP No.:

783332109

CUSIP No. 783332109	13G	Page 7 of 10 Pages

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment

Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with

Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with

Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal

Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

CUSIP No. 783332109	13G	Page 8 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 783332109	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

MADISON DEARBORN PARTNERS III, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	Madison Dearborn Partners III, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By:	Madison Dearborn Partners III, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

CUSIP No. 783332109	13G	Page 10 of 10 Pages

SPECIAL ADVISORS FUND I, LLC

By:	Madison Dearborn Partners III, L.P., its manager

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its	Managing Director